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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                                 FORM U-9C-3

                               QUARTERLY REPORT


                     For the quarter ended June 30, 2001



 Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



           This report is being submitted as a combined filing for NiSource Inc. and Columbia Energy Group.



     Please direct all inquiries to Jeffrey Grossman, Vice President and
                        Controller of NiSource Inc. at
                                 219-647-5675



                     NiSource Inc./Columbia Energy Group
                              801 E 86th Avenue
                            Merrillville, IN 46410



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                                   CONTENTS

                                                                                           Page
                                                                                           -----
ITEM 1.  ORGANIZATION CHART...........................................................       3

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS...............       4

ITEM 3.  ASSOCIATE TRANSACTIONS.......................................................       4

ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT..............................................       4

ITEM 5.  OTHER INVESTMENTS............................................................       5

ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS............................................       5

SIGNATURE.............................................................................       6

EXHIBIT A.............................................................................       7

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


ITEM 1.  ORGANIZATION CHART




                                                                                   PERCENTAGE
                                         ENERGY OR                                 OF VOTING
                                        GAS-RELATED     DATE OF       STATE OF     SECURITIES
NAME OF REPORTING COMPANY                 COMPANY     ORGANIZATION  ORGANIZATION      HELD      NATURE OF BUSINESS
--------------------------------------------------------------------------------------------------------------------
Columbia Deep Water Services            Gas-related     01/07/98      Delaware        100%     (Non-FERC jurisdictional
Company (Deep Water)                                                                           gas pipeline development

Columbia Pipeline Corp. (CPC)           Gas-related     10/30/98      Delaware        100%     Holding company for
                                                                                               (non-FERC jurisdictional
                                                                                               gas pipeline companies

Natural Gas Development                 Gas-related     10/22/96    Massachusetts     100%     Interstate pipeline

PNGTS Holding Corporation               Gas-related     02/27/98    Massachusetts     100%     Interstate pipeline

Granite State Gas Transmission          Gas-related     10/24/55    New Hampshire     100%     Interstate pipeline

Customer Information Services, Inc.     Energy-related  11/14/90       Indiana        100%     Customer Information

EnergyUSA-TPC Corporation               Energy-related  08/10/00      Delaware        100%     Gas marketing

KGF Trading Company                     Energy-related  07/31/92       Indiana        100%     Marketing company

NiSource Pipeline Group, Inc.           Gas-related     05/24/99       Indiana        100%     Holding company

Crossroads Pipeline Company             Gas-related     04/05/93       Indiana        100%     Interstate gas pipeline

NI Energy Services Transportation,      Gas-related     06/18/98       Indiana        100%     Interstate gas pipeline
Inc.

NI-TEX Gas Services, Inc.               Gas-related     03/30/87      Delaware        100%     Gas storage

NI-TEX, Inc.                            Gas-related     08/26/88       Indiana        100%     Intrastate gas pipeline

NiSource Energy Technologies, Inc.      Energy-related  10/27/00       Indiana        100%     Development of fuel cell
                                                                                               technology

EnergyUSA Appalachian Corporation       Energy-related  02/19/01       Indiana        100%     Gas Marketing




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

ITEM 2.  ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Securities:

Company      Type of    Principal                            Person to      Collateral  Consideration
  Issuing   Security    Amount of   Issue or     Cost of   Whom Security    Given with  Received for
 Security    Issued     Security     Renewal     Capital    was Issued       Security   Each Security
------------------------------------------------------------------------------------------------------

Confidential treatment requested.

Capital Contributions:

      Company                 Company
   Contributing              Receiving              Amount of
      Capital                 Capital         Capital Contribution
-------------------------------------------------------------------

Confidential treatment requested.

ITEM 3.  ASSOCIATE TRANSACTIONS

Part I. Transactions performed by reporting companies on behalf of associate companies

 Reporting    Associate
  Company      Company    Types of     Direct    Indirect             Total
 Rendering    Receiving   Services      Costs      Costs    Cost of  Amount
 Services     Services    Rendered     Charges    Charges   Capital  Billed
----------------------------------------------------------------------------

Confidential treatment requested.

Part II. Transactions performed by associate companies on behalf of reporting companies

 Associate Company  Reporting Company   Types of Services   Direct Costs  Indirect Costs   Cost of    Total Amount
Rendering Services  Receiving Services     Rendered            Charged        Charges      Capital       Billed
--------------------------------------------------------------------------------------------------------------------

Confidential treatment requested.


ITEM 4.  SUMMARY OF AGGREGATE INVESTMENT

($ in thousands)
-------------------------------------------------------------------------------------------------------------
Investments in energy-related companies:
  Total consolidated capitalization as of June 30, 2001                           10,102,800          Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)               1,515,420          Line 2
  Greater of $50 million or line 2                                                 1,515,420          Line 3
  Total current aggregate investment:  (categorized by major line of energy-related business)
    Energy-related business                                                                *
-------------------------------------------------------------------------------------------------------------
  Total current aggregate investment                                                       *          Line 4
-------------------------------------------------------------------------------------------------------------
  Difference between the greater of $50 million or 15% of capital-
   ization and the total aggregate investment of the registered
   holding company system (line 3 less line 4)                                             *          Line 5
-------------------------------------------------------------------------------------------------------------
Investments in gas-related companies*                                                      *
-------------------------------------------------------------------------------------------------------------

*Confidential treatment requested.


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


ITEM 5.  OTHER INVESTMENTS

Major Line of Energy-   Other Investment in    Other Investment in    Reason for difference
 Related Business       last U-9C-3 Report     this U-9C-3 Report      in Other Investment
---------------------------------------------------------------------------------------------

Confidential treatment requested.


ITEM 6.  FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Confidential treatment requested.


EXHIBITS

1. Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

      NOT APPLICABLE

2. Certificate stating that a copy of the reports for the previous quarter has been filed with interested state commissions shall be filed as an exhibit. The certificate shall provide the names and addresses of the state commissions.

      EXHIBIT A


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                                  SIGNATURE





Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.








                                                      NiSource Inc
                                              -----------------------------
                                                      (Registrant)







Date:   August 23, 2001                  By:     /s/Jeffrey W. Grossman
                                              -----------------------------
                                                   Jeffrey W. Grossman
                                              Vice President and Controller
                                              (Principal Accounting Officer
                                               and Duly Authorized Officer



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
                                  EXHIBIT A

CERTIFICATE

NiSource's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2001 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of each such state utility commission is:

    Commonwealth of Kentucky Public Service Commission
    730 Schenkel Lane
    Frankfort, KY 40602

    Public Service Commission of Maryland
    6 St. Paul Centre
    Baltimore, MD 21202

    Public Utilities Commission of Ohio
    180 East Broad Street
    Columbus, OH 43215

    Pennsylvania Public Utility Commission
    901 North 7th Street Rear
    Harrisburg, PA 17105-3265

    Virginia State Corporation Commission
    1300 East Main Street
    Richmond, VA 23219

    Indiana Utility Regulatory Commission
    302 West Washington Street, Room E 306
    Indianapolis, IN  46204

    Maine Public Utilities Commission
    242 State Street
    Augusta, ME  04333

    Massachusetts Department of Telecommunications & Energy
    One South Station
    Boston, MA  02110

    New Hampshire Public Utilities Commission
    8 Old Suncook Road
    Concord, NH  03301

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